  As filed with the Securities and Exchange Commission on April 21, 1999

                                                 Registration No. 333-74753
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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                            AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                ---------------

                                 CARDIMA, INC.
             (Exact name of Registrant as specified in its charter)

                                ---------------

                  Delaware                                       94-3177883
        (State or other jurisdiction                          (I.R.S. Employer
      of incorporation or organization)                    Identification Number)

                              47266 BENICIA STREET
                               FREMONT, CA 94538
                                 (510) 354-0300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------

                           Phillip C. Radlick, Ph.D.
                     President and Chief Executive Officer
                                 CARDIMA, INC.
                              47266 Benicia Street
                               Fremont, CA 94538
                                 (510) 354-0300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                   Copies to:
                             Issac J. Vaughn, Esq.
                             Sanjiv S. Dhawan Esq.
                              Jason Altieri, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                              Palo Alto, CA 94304
                                 (415) 493-9300

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, dated April 21, 1999

                                 CARDIMA, INC.

                                8,604,806 SHARES

                                  COMMON STOCK

   Our common stock is quoted on the Nasdaq National Market (the "Nasdaq") under the symbol "CRDM". On April 16, 1999, the last sale price of our common stock on the Nasdaq was $2.38 per share.

   The securities offered in this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 4 of this prospectus for information that you should consider before purchasing these securities.

   This prospectus relates to 8,604,806 shares of Cardima, Inc. common stock, $0.001 par value, which may be offered for sale by certain selling stockholders from time to time and will not be underwritten.

   We issued all of the securities under an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). All of the securities were restricted securities until we registered them under this prospectus.

   We will pay the costs relating to registration of the common stock to be sold under this prospectus. See "Plan of Distribution."


   Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is        , 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
The Company................................................................   3

Risk Factors...............................................................   4

Issuance of Common Stock to Selling Stockholders...........................  17

Use of Proceeds............................................................  17

Selling Stockholders.......................................................  18

Plan of Distribution.......................................................  21

Indemnification of Officers and Directors..................................  21

Legal Matters..............................................................  21

Experts....................................................................  22

Where You Can Find More Information........................................  22

Information Incorporated by Reference......................................  22

Additional Information.....................................................  23

   SPECIAL NOTE: The following discussion contains certain forward-looking statements that involve risks and uncertainties. Actual results or events may differ materially from those projected in such forward-looking statements. Potential risks and uncertainties include those factors below under the heading "Risk Factors."

                                  THE COMPANY


   Since our inception, we have focused on the diagnosis and treatment of tachycardias, or very fast heartbeats. Tachycardias break down in to many categories, with the most significant being Atrial Fibrillation, or AF, and Ventricular Tachycardia, or VT. Both conditions require the precise diagnostic location and/or the subsequent destruction of the cells producing the arrhythmia. We develop, manufacture and commercialize our microcatheter-based systems for the diagnosis and treatment of these arrhythmias. Our microcatheters are being designed with a dual functionality to address the difficulty in and added costs associated with placing a diagnostic catheter into the heart to locate the arrhythmia, removing the catheter, replacing it with a catheter designed to treat the arrhythmia, finding the correct location again and then treating the site.

   Our microcatheters are about one-third to one-fourth the size of existing catheters. This smaller size allows our microcatheters to access sites within the wall of the heart using the venous system. The variable stiffness characteristic makes accessing the veins easier for VT diagnosis and treatment and allows them to conform to the surfaces of the heart's atrial wall for diagnosing and treating AF.

   Our microcatheters are being developed as disposable, single use products that can be adapted to and used with virtually any electrophysiology system and most radio frequency generators available today.



Our Strategy

   Our strategy is to successfully diagnose and ultimately cure patients with AF and VT using our microcatheter systems. This strategy is being accomplished by:

  . developing state-of-the-art microcatheter systems, using unique proprietary technology to provide disposable dual purpose microcatheters with flexible coiled electrodes designed to interface with existing EP lab equipment systems;

  . proving the clinical utility of these products for the treatment of AF and VT; and

  .  marketing these products throughout the world.

Our Operations

   Cardima, Inc. was incorporated in the State of Delaware in November 1992. Our principal executive offices are located at 47266 Benicia Street, Fremont, California 94538-7330 and our telephone number is 510/354-0300. As of January 31, 1999, we had 76 full-time employees. Our operations are carried out in a 44,000 square foot facility containing clean room production, research and development, and administrative offices.

   The "Cardima" logo (used above and with our name) "Revelation," "Revelation Tx," "Pathfinder," "Pathfinder mini," "Tracer," "Therastream," "Vueport," "Venaport," "Naviport," "EP Select," and "Tx Select" are trademarks of Cardima, Inc. All other tradenames and trademarks appearing in this prospectus are the property of their respective holders.

                                  RISK FACTORS

   Investing in this company entails substantial risk. You should purchase shares only if you can afford a complete loss. You should carefully consider the following risk factors and other information contained in this prospectus before deciding to invest in shares of our common stock.

   This prospectus and the documents referred to in this prospectus contain forwarding-looking statements that are based on current expectations and are subject to substantial risks and uncertainties. You can identify these forward-looking statements by words such as "anticipates," "expects," "intends," "plans" "believes," "seeks," "estimates" and similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or financial condition; or (3) state other "forward-looking" information. These statements are not guarantees of future performance. There may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe and may cause our stock price to fall.

   You should carefully consider the risks of your investment in the "risk factors" section below, as well as other information contained in this prospectus, information incorporated by reference, and information which we file with the securities and exchange commission from time to time. The information in this prospectus is complete and accurate as of this date, but the information may change after the date on this prospectus.

We have a history of losses. Our ability to achieve or, if achieved, sustain profitability, is highly uncertain.

   We have experienced losses since we began our operations and we expect to experience substantial net losses for the foreseeable future. To date, sales of our microcatheter systems have been limited. We had net losses of approximately $16.2 million, $12.3 million and $7.8 million for the fiscal years ended 1998, 1997 and 1996, respectively. As of December 31, 1998, we had an accumulated deficit of approximately $46.6 million. We expect to incur substantial net operating losses for the foreseeable future as a result of research and product development, clinical trials, manufacturing, sales, marketing and other expenses expected to be incurred as we further develop, seek regulatory approvals, test and distribute our products. Our limited operating history makes accurate prediction of future operating results difficult or impossible. There can be no assurance that we will ever generate substantial revenue or achieve profitability on a sustained basis. Our failure to generate substantial revenues would have a material adverse effect on our business, results of operations and financial condition.

We will need to raise capital in the future. Future financings could have a dilutive effect on our stockholders.

   Our future capital uses and requirements will depend on numerous factors, including:

  .  the progress of our clinical research and product development programs,

  . the time required to obtain and the receipt of regulatory clearances and approvals,

  . the costs and timing of product development, manufacturing and sales and marketing activities,

  .  the extent to which our products gain market acceptance,

  .  our ability to establish collaborative arrangements,

  .  the level of product revenues,

  .  the possible acquisition of new products and technologies,

  .  the development of commercialization activities,

  .  competitive developments, and

  . the cost of filing, prosecuting, and enforcing patent claims and other intellectual property rights.

   In order to commercialize our products, we will require additional capital that may not be available on terms acceptable to us, or at all. In addition, if unforeseen difficulties arise in the course of developing our products, performing clinical trials, obtaining necessary regulatory clearances and approvals or other aspects of our business, we may be required to spend greater-than-anticipated funds. As a consequence, we will be required to raise additional capital through public or private equity or debt financings, collaborative relationships, bank facilities or other arrangements. There can be no assurance that such additional capital will be available on terms acceptable to us, or at all. Any additional equity financing is expected to be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. We have financed our operations to date primarily through private sales of equity securities, proceeds from our initial public offering in June 1997, and loan-facilities. As of February 28, 1999, cash, cash equivalents, short-term investments and long-term restricted cash totaled $12.0 million. We believe that our existing cash, cash equivalents and short-term investments along with cash generated from the sales of our products and from financings, will be sufficient to fund our operating expenses, debt obligations and capital requirements through December 31, 1999.

   There can be no assurance that additional funding will be available for us to finance our ongoing operations when needed or that adequate funds for our operations, whether from financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed, if at all, or on terms attractive to us. Our inability to obtain sufficient funds may require us to delay, scale back or eliminate some or all of our research and product development programs, to limit the marketing of our products, or to license to third parties the rights to commercialize products or technologies that we would otherwise seek to develop and market ourselves. This would have a material adverse effect on our business, financial condition and results of operations.

Clinical trials are inherently unpredictable, and we have limited experience in conducting preclinical and clinical trials.

   There can be no assurance that we will be able to commence any future clinical trials or successfully complete them once started. In addition, there can be no assurance that we will meet our development schedule for any of our products in development. If we are unable to commence clinical trials as planned, complete the clinical trials or demonstrate the safety and effectiveness of our products, our business, financial condition and results of operations would be materially and adversely affected. Even if a product from our research and development programs or any other therapeutic product is successfully developed according to our plans, there can be no assurance it will be approved by the FDA on a timely basis or at all.

   In addition, we will, in a number of cases, rely on our contractual rights to access data collected by others in phases of our clinical trials. We are therefore dependent on the continued performance by such parties of their contractual obligations to provide such access and cooperate with us in completing successful filings with the FDA. There can be no assurance that the FDA will permit our reliance on these parties. If we are unable to rely on clinical data collected by others, we may be required to repeat clinical trials, which could significantly delay commercialization of our products, and require us to spend more money on our clinical trials.

   Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and effective for the use for which we are seeking approval. The results from preclinical studies and early clinical trials may not allow us to predict results that will be obtained in later-stage testing. There can be no assurance that our future clinical trials will demonstrate the safety and effectiveness of any of our products or will result in approval to market products. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results from earlier trials.

   The rate at which we complete our clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the procedure, how close the patients resides to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on our business.

Our stock price may be volatile.

   Prior to June 1997, there was no public market for our common stock. There can be no assurance that there will be an active trading market for our common stock or that the market price of the common stock will not decline below its present market price. The market prices for securities of biotechnology companies have been, and are likely to continue to be, highly volatile. Factors that have had, and are expected to continue to have, a significant impact on the market price of our common stock include:

  .  announcements regarding the results of regulatory approval filings,

  .  our clinical studies or other testing,

  . our technological innovations or new commercial products or those of our competitors,

  .  government regulations, developments concerning proprietary rights,

  .  public concern as to safety of technology, and

  .  variations in operating results.

We do not intend to pay cash dividends on our stock.

   We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business. Our credit agreement requires the approval of our bank to declare or pay cash dividends.

We cannot assure the safety or effectiveness of our products. We are in an early stage of our product development.

   To date, we have completed two clinical trials and have received 510(k) pre-market clearances from the FDA with respect to our Cardima Pathfinder and Pathfinder mini microcatheter systems for venous mapping of VT, and our Revelation microcatheter system for mapping and pacing of the atria. We also received FDA 510(k) clearance for the Vueport guiding catheter in July 1998. We are seeking FDA 510(k) clearance for our Tracer mapping catheter and our Naviport deflectable tip guiding catheter. Our inability to timely obtain clearances for our other diagnostic products and guiding catheters under development would have a material adverse effect on our business, financial condition and results of operations.

   We are in the early stage of developing, testing and obtaining regulatory approval for our microcatheter systems designed for ablation of AF and VT. We are currently developing the Revelation Tx microcatheter system for ablation of AF and the Therastream microcatheter system for ablation of VT. We are required to obtain an IDE from the FDA prior to conducting human clinical trials of our microcatheter systems for ablation. We completed the mapping phase of this feasibility study in August 1997 and the AF ablation feasibility study in December 1998. We received approval of an IDE supplement on December 1998 allowing us to expand the AF study. We filed an IDE to begin clinical testing of our Therastream microcatheter system for VT ablation in December 1998. We must complete these clinical trials and a pivotal trial for both AF and VT indications, if initiated, in order to gather data for the submission of a pre-market approval ("PMA") application to the FDA for our ablation products. We must receive PMA approval prior to marketing such products for ablation in the United States. Clinical trials of our microcatheter systems will require substantial financial and management resources and the completion of such trials will take several years. There can be no assurance that:

  .  necessary IDEs will be granted by the FDA,

  .  human clinical trials, if initiated, will be completed,

  . human clinical studies will validate the results of our pre-clinical studies, or

  . human clinical trials will demonstrate that our products are safe and effective.

   In addition, the clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining necessary regulatory approvals or market acceptance. Our failure to initiate and complete clinical trials, demonstrate product safety and clinical effectiveness, and obtain regulatory approval for the use of our microcatheter systems for the ablation of AF or VT would have a material adverse effect on our business, financial condition and results of operations.

The acceptance of our products and procedures is uncertain.

   Our microcatheter systems represent a novel approach to the mapping and ablation of AF and VT. Acceptance of our products and procedures by physicians, patients and health care payors will be necessary in order for us to be successful. Our microcatheter systems for the mapping and ablation of AF and VT are new technologies that must compete with more established treatments such as:

  .  drugs,

  .  external electrical cardioversion and defibrillation,

  .  implantable defibrillators,

  . purposeful destruction of the Atrio-Ventricular ("AV") node followed by implantation of a pacemaker, and

  .  open heart surgery.

   It is likely that physicians will not recommend the use of our microcatheter systems unless they conclude, based on clinical data and other factors, that these systems provide a safe, effective and cost-efficient alternative to established or emerging approaches to the mapping and ablation of AF or VT. Although we have received regulatory clearance to market the Cardima Pathfinder and Pathfinder mini microcatheter systems for mapping VT and the Revelation microcatheter system for mapping AF, none of the products currently being developed by us for ablation of AF and VT has received regulatory approval in the United States. Even if our ablation products are successfully developed and the required regulatory approvals are obtained, there can be no assurance that such products and the associated procedures will ultimately gain any significant degree of market acceptance. Since our sole product focus is to design and market microcatheter systems to map and ablate AF and VT, the failure to successfully commercialize these systems would have a material adverse affect on our business, financial condition and results of operations.

There are risks regarding our products and procedures designed for mapping and ablation of AF.

   We have developed our Revelation and Revelation Tx microcatheter systems for the mapping and ablation of AF. We believe that mapping prior to ablation may be useful in identifying different segments of the AF population, each of which could require slightly different mapping and ablation procedures. For example, some electrophysiologists believe most AF patients will need to be mapped and ablated in both the left and right atria, while others believe only right atrial intervention is warranted. Market acceptance of this product for mapping will depend largely on a determination that there is a clinical need for diagnostic mapping prior to ablation of AF. The Revelation Tx microcatheter is capable of delivering RF energy in both the right and left atria to produce lesions. In general, the use of RF energy in the left atrium has the potential to create blood clots, which could travel through the vasculature to the brain and may cause a stroke. Because of this risk, physicians may not recommend this procedure, in which event the Revelation Tx would be unlikely to gain market acceptance. Our failure to:

  . gain domestic regulatory approval for the Revelation Tx for ablation of AF,

  .  demonstrate safety, clinical effectiveness and cost effectiveness,

  .  gain wide market acceptance, or

  . successfully commercialize the Revelation Tx for the mapping and ablation of AF would have a material adverse effect on our business, financial condition and results of operations.

There are risks regarding our products and procedures designed for mapping and ablation of VT.

   Our Cardima Pathfinder, Pathfinder mini, and Tracer microcatheter systems for VT mapping are designed for use inside the vasculature of the heart wall and to provide access to the vasculature of the heart through the venous system. To achieve market acceptance, we will need to demonstrate the safety and clinical and cost effectiveness of the Cardima Pathfinder, Pathfinder mini, and Tracer microcatheter systems for VT mapping. There can be no assurance that we will be able to demonstrate these requirements. In addition, electrophysiologists will need to be specially trained to perform this procedure, which may further slow market acceptance. There can be no assurance that the Cardima Pathfinder, Pathfinder mini, or Tracer microcatheter systems for VT mapping will ever achieve market acceptance, or, in the case of the Tracer, be cleared for marketing by the FDA. There also can be no assurance that these products will be successfully commercialized in the United States or internationally. Our inability to gain wide market acceptance or successfully commercialize the Cardima Pathfinder, Pathfiner mini, and Tracer microcatheter systems for VT mapping would have a material adverse effect on our business, financial condition and results of operations.

   Our Therastream microcatheter system is being developed for ablation of VT using RF energy. Using RF energy could cause damage to the arteries of the heart and potentially lead to myocardial infarction and even death. Because of these risks, physicians may not recommend this procedure, making it unlikely that Therastream would gain market acceptance. Our failure to gain market acceptance or successfully commercialize the Therastream would have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate from period to period in the future.

   We believe that a quarter to quarter or annual comparison of our operating results is not a good indication of our future performance. It is likely that at some future time our results will be below market expectations. As a result, our common stock price will likely fall. Our results of operations have fluctuated significantly in the past and we expect them to vary significantly from quarter to quarter or year to year depending upon a number of factors, including:

  .  actions relating to regulatory matters,

  .  progress of pre-clinical and clinical trials,

  .  the extent to which our products gain market acceptance,

  .  the scale-up of manufacturing capabilities,

  .  the expansion of sales and marketing activities,

  .  competition,

  .  the timing of new product introductions by us or our competitors,

  . our ability to successfully market our products in the United States and internationally, and

  . general economic conditions and economic conditions specific to the biotechnology field.

   Although all of our microcatheter systems are labeled for single use only, we are aware that some physicians are reusing these products. Reuse of our microcatheter systems would reduce revenues from product sales and could have a material adverse effect on our future performance and periodic operating results. Due to such fluctuations in operating results, period to period comparisons of our revenues and operating results are not necessarily meaningful and should not be relied upon as indicators of likely future performance or annual operating results.

We must obtain governmental approvals or clearances before we can sell our products. We must continue to comply with applicable laws and regulations.

   Our products are considered to be medical devices and will be subject to extensive regulation in the United States and internationally. These regulations are wide ranging and govern, among other things:

  .  product design and development,

  .  product testing,

  .  product labeling,

  .  product storage,

  .  premarket clearance and approval,

  .  advertising and promotion, and

  .  product sales and distribution.

   Before we can market any of our products in the United States or Europe, we must demonstrate that our products are safe and effective and obtain approval or clearance from applicable governmental authorities, which cannot be guaranteed. After approval or clearance, we will continue to be subject to extensive regulatory requirements. Our failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA, including, but not limited to:

  .  fines,

  .  injunctions,

  .  recall or seizure of products,

  .  withdrawal of marketing approvals or clearances,

  .  refusal of the FDA to grant clearances or approvals, and

  .  civil and criminal penalties.

   In the United States, we must obtain 510(k) premarket notification clearance ("510(k)") or PMA from the FDA. Currently, the timing to receive 510(k) clearance is approximately 120 days and PMA approval is 12 months, but timing can be uncertain and the process may be significantly longer. We cannot guarantee either the timing or receipt of approval or clearance.

   We have received 510(k) premarket notification clearance for each of the Cardima Pathfinder and Pathfinder mini microcatheter systems for mapping VT and for the Revelation microcatheter system for mapping AF. We believe that our other mapping products will be eligible for FDA 510(k) premarket notification. We have also submitted a 510(k) premarket notification for the Naviport deflatable tip guiding catheter. These products may require the submission of a PMA and extensive clinical data may be requested to support either 510(k) clearance or PMA approval.

   We will be required to seek PMA approval for our ablation products, including the Revelation Tx and the Therastream microcatheters for ablation. The process of obtaining PMA approval is much more expensive, lengthy and uncertain than the 510(k) premarket notification clearance process. In order to prepare a PMA application, we will be required to complete clinical trials to demonstrate the safety and effectiveness of these products. We submitted an IDE for the Revelation microcatheter system for mapping and ablation of AF in January 1997. We completed a mapping study at Stanford University Hospital and Massachusetts General Hospital in September 1997. In addition, we received conditional IDE approval in January 1998 and full approval in March 1998 for a feasibility clinical study for AF ablation using the Revelation Tx microcatheter system. We completed a 10 patient AF ablation feasibility study and submitted to the FDA a supplement to our IDE, requesting expansion of the study in November 1998. We filed an additional feasibility IDE with the FDA for the Therastream microcatheter system in December 1998. There can be no assurance that any clinical study that we propose will be permitted by the FDA, will be completed or, if completed, will provide data and information that supports PMA approval. We expect that a PMA application will not be submitted for at least one year, if at all. No assurance can be given that we will ever be able to obtain PMA approval for any of our ablation products. Our failure to complete clinical testing or to obtain timely PMA approval would have a material adverse effect on our business, financial condition and results of operations.

   Regulatory agencies may limit the indications for which any of our products are approved or cleared. Further, the FDA may restrict or withdraw approval or clearance of a product if additional information becomes available to support such action. Delays in the approval or clearance process, limitation of our labeling claims or denial of our applications or notifications would cause our business to be materially and adversely affected.

   We are also required to demonstrate and maintain compliance with the Quality System regulations ("QSR") for all of our products. The FDA enforces the QSR through periodic inspections, including a preapproval inspection for PMA products. The QSR relates to product testing and quality assurance, as well as the maintenance of records and documentation. If we or any third-party manufacturer of our products do not conform to the QSR and cannot be brought up to such a standard, we will be required to find alternative manufacturers that do conform.

   Identifying and qualifying alternative manufacturers may be a long and difficult process. We are also required to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our medical devices, as well as product malfunctions that could contribute to death or serious injury.

   Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. The time required for approval varies from country to country and may be longer or shorter than the time required in the United States. In order to market any of our devices in the member countries of the EU, we are required to obtain CE Mark certification. CE Mark certification is an international symbol of adherence to quality assurance standards and compliance with the European Medical Device Directives. We have received CE Mark certification to sell the Cardima Pathfinder, Pathfinder mini, Revelation, Revelation Tx and Tracer for mapping in the EU. We also received approval to sell the Cardima Pathfinder, Pathfinder mini, Revelation, Revelation Tx, and Tracer in Japan and Australia, and to sell the Cardima Pathfinder, Tracer, Vueport and Naviport in Canada. The Company also received CE Mark certification in August 1998 and December 1998 to sell the Revelation and Revelation Tx microcatheters, respectively, for treatment of AF in the EU. We intend to submit data in support of additional CE Mark applications. There can be no assurance we will be successful in obtaining the CE Mark for these products. Failure to receive approval to affix the CE Mark would prohibit us from selling these products in member countries of the EU, and would require significant delays in obtaining individual country approvals. No assurance can be given that such approvals will ever be obtained. If these approvals are not obtained, our business, financial condition and results of operations would be materially and adversely affected.

We are in a highly competitive industry and are subject to risk of technological change.

   The medical device industry is characterized by rapid and significant technological change. Accordingly, our success will depend on our ability to respond quickly to medical discoveries and technological changes, including changes in the capital equipment with which our microcatheter systems are designed to be compatible. Product development involves a high degree of risk, and there can be no assurance that our new product development efforts will result in any commercially successful products. Our failure to respond to and develop new technologies could have a material adverse effect on our business, financial condition and results of operations.

   In the market for cardiac mapping and ablation devices, we believe that the primary competitive factors are safety, effectiveness, ease of use and overall system cost. In addition, the length of time required for products to be developed and to receive regulatory and, in some cases, reimbursement approval are important competitive factors. Our microcatheter systems for the mapping and ablation of AF and VT are new technologies that must compete with existing treatments such as:

  .  drugs,

  .  external electrical cardioversion and defibrillation,

  .  implantable defibrillators,

  . purposeful destruction of the AV node followed by implantation of a pacemaker, and

  .  open heart surgery.

   Several of our competitors are developing new approaches and products for the mapping and ablation of AF and VT. These approaches include mapping systems using contact mapping, single-point spatial mapping and non-contact, multi-site electrical mapping technologies, and ablation systems using RF, ultrasound, microwave, laser and cryoablation technologies. Certain companies are also developing surgical procedures that could potentially be used by physicians to perform the open heart surgical maze procedure for the treatment of AF in a minimally invasive manner. If any of these new approaches or products prove to be safe, effective and cost effective, our products could be rendered noncompetitive or obsolete, which would have a material adverse effect on our business, financial condition and results of operations.

   Many of our competitors have an established presence in the field of interventional cardiology and electrophysiology. These competitors include Boston Scientific, C.R. Bard, Inc., Johnson & Johnson, through its Cordis division, St. Jude Medical, Inc., through its Daig division, and Medtronic, Inc. These competitors have substantially greater financial and other resources than us, including larger research and development staffs and greater experience and capabilities in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. In addition, other companies are developing proprietary systems for the diagnosis and treatment of cardiac arrhythmias. These companies include Biosense, Inc. a division of Johnson and Johnson, Cardiac Pathways, Inc. and Endocardial Solutions, Inc. Other companies develop, market and sell alternative approaches to the treatment of AF and VT. These companies include Guidant Corporation, Medtronic, Inc., and Ventritex, Inc., a subsidiary of St. Jude, Inc., manufacturers of implantable defibrillators. There can be no assurance that we will succeed in developing and marketing technologies and products that are more safe, clinically effective and cost-effective than the more established treatments or the new approaches and products being developed and marketed by our competitors. Furthermore, there can be no assurance that we will succeed in developing new technologies and products that are available prior to our competitors' products. Our failure to demonstrate the competitive advantages of our products would have a material adverse effect on the our business, financial condition and results of operations.

Patents and proprietary rights are important to our business.

   Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our trade secrets, trademarks, copyrights and to operate without infringing or violating the proprietary rights of others. Our strategy is to actively pursue patent protection in the United States and foreign jurisdictions for technology that we believe to be proprietary and that offers a potential competitive advantage for our products. The patent positions of medical device companies, including ours, are uncertain and involve complex and changing legal and factual questions. Patent application claims either can be denied or significantly reduced before or after the patent is issued. In addition, the United States patent laws were recently amended to exempt physicians, other health care professionals and affiliated entities from infringement liability for medical and surgical procedures performed on patients. We cannot predict whether this amendment might have a material adverse effect on our ability to protect our proprietary methods and procedures.

   We rely on certain license agreements for some of our product technology. This licensed technology includes the technology of Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation, ("Target") that is the basis for our microcatheter systems for mapping and ablation. Under the Target license agreement, we have an exclusive license under certain issued United States patents. The exclusive license from Target covers the diagnosis and treatment of electrophysiological disorders in areas other than the central nervous system. The license will terminate upon the expiration or invalidation of all claims under the underlying patents. In addition, we have obtained a non-exclusive license to use Target's technology, provided it has made a substantial improvement of such technology, for the diagnosis or treatment of diseases of the heart, other than by balloon angioplasty. The license agreement imposes various commercialization, sublicensing, insurance, royalty, product liability, indemnification, non-competition and other obligations on us. Our failure to comply with certain of these requirements could result in a termination of the license agreement. The license agreement can also be terminated by either party upon a material breach that remains uncured for thirty days or if either party ceases to be actively engaged in its present business for a period of twelve months. The loss of our exclusive rights to the Target-based microcatheter technology would have a material adverse effect on our business, financial condition and results of operations.

   We have also licensed a proprietary surface coating material used on certain of our microcatheters. There can be no assurance that these licenses will continue to be available us or will be available to us on reasonable terms. The loss of or inability to maintain any of these licenses could result in delays in commercial shipments until equivalent technology could be developed internally or identified, licensed and integrated. These delays would have a material adverse effect on our business, financial condition and results of operations. Although we have not received any letters from others threatening to enforce intellectual property rights against us, there can be no assurance that we will not become subject to patent infringement claims or litigation, interference proceedings in the USPTO to determine the priority of inventions, or oppositions to patent grants in foreign countries. An adverse determination in litigation, interference or opposition proceedings could subject us to significant liabilities to third parties, require us to cease using such technology, or require us to license disputed rights from third parties. There can be no assurance that such licenses will be available, or if available, will be on commercially reasonable terms. Under our license with Target, we are not indemnified against claims brought by third parties alleging infringement of patent rights. Consequently, we could bear the liability resulting from such claims. There can be no assurance that we will have the financial resources to protect and defend our intellectual property, as such defense is often costly and time-consuming. Our failure to protect our patent rights, trade secrets, know-how or other intellectual property would have a material adverse effect on our business, financial condition and results of operations.

   The validity and breadth of claims in medical technology patents are complex. The outcome of any legal challenge to our patent claims may be highly uncertain. There can be no assurance that any issued patent or patents based on pending patent applications or any future patent application will exclude competitors or provide competitive advantages to us, that any of our patents or patents in which we have licensed rights will be held valid if later challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held or licensed by us. There can be no assurance that others have not developed or will not develop similar products, duplicate any of our products or design around any patents issued to or licensed by us or that may be issued in the future to us. Since patent applications in the United States are maintained in secrecy until patents issue, we cannot be certain that others were not the first to file applications for inventions covered by our pending patent applications, nor can we be certain that we will not infringe any patents that may be issued to others on such applications. We periodically review the scope of patents of which we are aware. Although we do not believe that we are infringing patents known to us, the question of patent infringement involves complex legal and factual issues and there can be no assurance that any conclusion reached by us regarding infringement will be consistent with the resolution of any such issues by a court.

   Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting relationship with us. These agreements generally require that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. There can be no assurance that such agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known to or be independently developed by competitors.

There are risks associated with international sales of our products.

   A number of risks are inherent in international transactions. International sales may be limited or disrupted by

  .  the imposition of government product or currency controls,

  .  export license requirements,

  .  economic or political instability,

  .  domestic or international trade restrictions,

  .  changes in tariffs,

  .  exchange rate fluctuation, or

  .  difficulties in staffing and management.

   The financial condition, expertise and performance of our international distributors and any future international distributors could affect sales of our products internationally and could have a material adverse effect on our business, financial condition and results of operations. The regulation of medical devices in a number of such jurisdictions, particularly in the EU, continues to develop, and there can be no assurance that new laws or regulations will not have a material adverse effect on our business, financial condition and results of operations. Foreign regulatory agencies often establish product standards different from those in the United States and any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on our international business and our financial condition and results of operations. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that we will be able to successfully manage a remote sales force, comply with such foreign laws or regulations, or protect our intellectual property. There also can be no assurance that we will be able to successfully commercialize any of our current microcatheter products, including the Pathfinder, Pathfinder Mini, Revelation, Revelation Tx and Tracer microcatheter systems, or any future products in any foreign market, which could have a material adverse effect on our business, financial condition and results of operations.

The adoption of the Euro presents uncertainties for our international business.

   In January 1999, the new "Euro" currency was introduced in certain European countries that are part of the European Monetary Union ("EMU"). Beginning in 2003, all EMU countries are expected to be operating with the Euro as their single currency. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace generally. In particular, the participating countries' adoption of a single currency may likely result in greater price transparency, making the EMU a more competitive environment for our products. In addition, some of the rules and regulations relating to the governance of the currency have not yet been defined and finalized. As a result, companies operating in or conducting business in Europe will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the Euro.

   We are currently assessing the effect the introduction of the Euro will have on our internal accounting systems and the potential sales of our products. We will take appropriate corrective actions based on the results of such assessment. We have not yet determined the costs related to addressing this issue. This issue and its related costs could have a material adverse effect on our business, financial condition and results of operations.

Health care providers may not receive reimbursement for procedures using our products.

   U.S. health care providers, including hospitals and physicians, that purchase medical devices generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using these devices. Our success will depend upon, among other things, the ability of health care providers to obtain satisfactory reimbursement from third-party payors for medical procedures in which our microcatheter systems and other products are used. Third-party payors may deny reimbursement if they determine that (1) a prescribed device has not received appropriate regulatory clearances or approvals, (2) is not used in accordance with cost-effective treatment methods as determined by the payor, or (3) is experimental, unnecessary or inappropriate. If FDA clearance or approval is received, third-party reimbursement would also depend upon decisions by the United States Health Care Financing Administration for Medicare, as well as by individual health maintenance organizations, private insurers and other payors. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals may be obtained on a country-by-country basis. Many international markets have government managed health care systems that control reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government managed systems. There can be no assurance that (1) reimbursement for our products will be available domestically or internationally, (2) if available, that such reimbursement will be available in sufficient amounts in the United States or in international markets under either government or private reimbursement systems, or (3) that physicians will support and advocate reimbursement for procedures using our products. Failure by hospitals and other users of our products to obtain reimbursement from third-party payors or changes in government and private third-party payor policies toward reimbursement for procedures employing our products would have a material adverse effect on our business, financial condition and results of operations. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the heath care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

We have limited experience in manufacturing our products.

   We have only limited experience in manufacturing our microcatheter systems and other products. We currently manufacture our microcatheter systems in limited quantities for U.S. and international sales and for pre-clinical and clinical trials. We have no experience manufacturing our products in the volumes that will be necessary for us to achieve significant commercial sales. There can be no assurance that reliable, high-volume manufacturing capacity can be established or maintained at commercially reasonable costs. We believe that our manufacturing capacity will be sufficient through December 1999. We expect that, if U.S. sales for the Pathfinder and Revelation microcatheter systems increase, or if we receive FDA clearance or approvals for other products, we will need to expend significant capital resources and develop manufacturing expertise to establish large-scale manufacturing capabilities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply shortages, shortages of qualified personnel, compliance with governmental regulations, and the need for further governmental approval of new manufacturing processes. In addition, we believe that substantial cost reductions in our manufacturing operations will be required for us to successfully commercialize our microcatheter systems on a profitable basis. Our inability to establish and maintain large-scale manufacturing capabilities and product cost effectiveness would have a material adverse effect on our business, financial condition and results of operations.

   Our manufacturing facilities are subject to periodic inspection by regulatory authorities. Our operations must either undergo QSR compliance inspections conducted by the FDA or receive an FDA exemption from such compliance inspections in order for us to be permitted to produce products for sale in the United States. Our facilities and manufacturing processes are subject to inspections from time to time by the FDA, State of California and TUV. We have demonstrated compliance with ISO 9001 (EN 46001) quality standards, as well as compliance with 93/42/EEC, the Medical Device Directive. We are in compliance with procedures to produce products for sale in Europe. Any failure by Cardima to comply with QSR requirements or to maintain our compliance with ISO 9001 (EN 46001) standards and 93/42/EEC, the Medical Device Directive, will require us to take corrective actions, such as modification of our policies and procedures. In addition, we may be required to cease all or part of our operations for some period of time until we can demonstrate that appropriate steps have been taken to comply with QSR or ISO 9001 (EN 46001) standards. There can be no assurance that we will be found in compliance with QSR by regulatory authorities, or that we will maintain compliance with ISO 9001 (EN 46001) standards in future audits. Our failure to comply with state or FDA QSR requirements, maintain compliance with ISO 9001 (EN 46001) standards, or develop our manufacturing capability in compliance with such standards, would have a material adverse effect on our business, financial condition and results of operations.

We are dependent on suppliers.

   We purchase certain key components of our products, including the laminated tubing and hydrophilic coating for certain of our microcatheters, from sole, single or limited source suppliers. For certain of these components, there are relatively few alternative sources of supply. Establishing additional or replacement suppliers for any of the numerous components used in our products, if required, may not be accomplished quickly and could involve significant additional costs. Any supply interruption from vendors or failure to obtain alternative vendors for any of the numerous components used to manufacture our products would limit our ability to manufacture our products. Any such limitation on our ability to manufacture our products would have a material adverse effect on our business, financial condition and results of operations.

We have limited sales, marketing and distribution experience.

   We have only limited experience marketing and selling our products in commercial quantities. Expanding our marketing and sales capability to adequately support sales in commercial quantities will require substantial effort and require significant management and financial resources. We have terminated several distribution arrangements in Europe. We are in the process of hiring, training and establishing a direct sales force in certain major European markets. Our ability to effectively operate a remote sales force will require additional resources, time and expense which could have a material adverse effect on our business, financial condition and results of operations. The international nature of our business also subjects us and our employees, representatives, agents and distributors to laws and regulations of the international jurisdictions in which we operate or in which our products may be sold. We are in the process of hiring a direct sales force in France and Germany. We currently have two salesmen in Germany. There can be no assurance that we will be able to build a European direct sales force. There also can be no assurance that establishing such a sales force will be cost-effective or that our European sales efforts will be successful. Sales and marketing of the Cardima Pathfinder, Pathfinder mini, Revelation, Revelation Tx and Tracer microcatheter systems is primarily conducted through a number of exclusive distributors in certain European countries and Japan. We have sold only a limited number of Pathfinder, Revelation, Revelation, Tx, and Tracer microcatheter systems through these distributors. Because we do not have written agreements with certain of our exclusive distributors, the terms of such arrangements, such as length of arrangements and minimum purchase obligations, are uncertain. In addition, the laws in certain international jurisdictions may make it difficult and costly for us to terminate such distribution arrangements without specific written termination terms. There can be no assurance that we will be able to enter into written distribution agreements with these distributors or that these distributors will be able to effectively market and sell our products in these markets. There also can be no assurance that we will be able to enter into additional agreements with desired distributors on a timely basis or at all, or that such distributors will devote adequate resources to selling our products. Failure to establish an adequate sales force or to establish and maintain appropriate distribution relationships would have a material adverse effect upon our business, financial condition and results of operations.

We are dependent upon our key personnel and will need to hire additional key personnel in the future.

   Our ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and our continuing ability to attract and retain additional highly qualified personnel in these areas. Competition for such personnel is intense, especially in the San Francisco Bay Area. There can be no assurance that we can retain such personnel or that we can attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future, including key sales and marketing personnel.

We are subject to the risk of product liability.

   The development, manufacture and sale of our products may expose us to product liability claims. Although we have not experienced any claims to date, there can be no assurance that we will not experience losses due to product liability claims in the future. We currently have general liability insurance with coverage in the amount of $1.0 million per occurrence, subject to a $2.0 million annual limitation. We have product liability insurance with coverage in the amount of $5.0 million per occurrence, subject to a $5.0 million annual limitation. There can be no assurance that such coverage will continue to be available to us on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under the our policies. Although our microcatheter products are labeled for single use only, we are aware that some physicians are reusing such products. Moreover, despite labeling of our microcatheters for diagnostic use only, we believe that physicians are using such mapping microcatheters for ablation. Multiple use or "off-label" use of the our microcatheters could subject us to increased exposure to product liability claims, which could have a material adverse effect on the our business, financial condition and results of operations. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against us, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be impacted by the Year 2000 issue.

   Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000 (the "Year 2000 Issue"). We are in the process of performing an assessment of the potential impact of the Year 2000 Issue on our operations. We have evaluated our financial and accounting and inventory tracking systems and concluded that they are not materially affected by the Year 2000 Issue. The extent, if any, of the impact of the Year 2000 Issue on the other systems and equipment is unknown. We have performed a corporate-wide inventory of computer applications and we have remedied any issues. Our facilities manager has determined that there is no impact on building security and related equipment. There can be no assurance that all third parties will address the Year 2000 Issue in a timely fashion, if at all. Any Year 2000 Issue compliance problems encountered by us, our business partners or our customers could have a material adverse effect on our business, operating results and financial condition.

   We have utilized only internal resources to test and replace software for Year 2000 modifications. All of the replacement software were upgrades being purchased for other reasons. Therefore we have not incurred any additional costs in researching and resolving any Year 2000 issues.

   We currently have no contingency plans in place in the event we do not complete all phases of the Year 2000 program. We plan to evaluate the status of completion in April 1999 and determine whether such a plan is necessary.

               ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

   On January 21, 1999 and February 5, 1999, we entered into agreements with certain investors (collectively the "Investors"), to sell an aggregate of 7,500,000 shares of our Common Stock at a price of $2.00 per share, for an aggregate purchase price of approximately $15,000,000. These shares were issued to the Investors on those dates. In connection with this transaction, we also issued to the placement agent in our private placement 354,806 shares of our common stock and warrants to purchase 750,000 shares of our common stock at an exercise price of $2.20 per share.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the securities by the selling stockholders in the offering.

                              SELLING STOCKHOLDERS

   The following table sets forth the number of shares owned by each of the selling stockholders. Other than Sunrise Securities, Corp., its employees and officers, which served as placement agent in the private placement, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of shares or other securities. We cannot estimate the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                                    Number of
                                            Number of                 Shares
                                              Shares    Percent of  Registered
                                           Beneficially Outstanding  for Sale
       Name of Selling Stockholder           Owned (1)    Shares      Hereby
       ---------------------------         ------------ ----------- ----------
Ruth Low..................................    50,000          *       50,000
Porter Partners, L.P......................   150,000          *      150,000
Talkot Crossover Fund.....................   200,000        1.2%     200,000
Thomas Hutchinson.........................    12,500          *       12,500
Nicholas DiFalco..........................    12,500          *       12,500
Amy Newmark...............................   100,000          *      100,000
Pequot Healthcare Fund, L.P...............    75,000          *       75,000
Pequot Scout Fund, L.P....................   425,000        2.6%     425,000
Mark J. Sklar.............................     5,000          *        5,000
Mitchel Sklar.............................     5,000          *        5,000
Louis F. Bantle...........................    25,000          *       25,000
Bernice Brauser...........................    50,000          *       50,000
Leonid Feldman............................     5,000          *        5,000
John W. Holley Grantor Trust..............    62,500          *       62,500
John W. Holley, John D. Holley Co-
 trustees, Barbara Holley Art VII Trust...    25,000          *       25,000
Bruce N. Barron...........................    10,000          *       10,000
David Stone...............................   125,000          *      125,000
H. Russell Johnston.......................    50,000          *       50,000
Austost Anstalt Schaan....................   250,000        1.5%     250,000
Balmore Funds, S.A........................   250,000        1.5%     250,000
Branscombe Investments Ltd................   100,000          *      100,000
Cradock Asset Management, Inc.............   100,000          *      100,000
EDJ Limited...............................    50,000          *       50,000
Michail Shapiro...........................     7,500          *        7,500
Triple Equity Investments, Ltd............    75,000          *       75,000
Steve Abramow.............................    15,000          *       15,000
Scott Flamm...............................     5,000          *        7,500
David Kalatsky............................     7,500          *        7,500
Aries Domestic Fund, LP...................   210,000        1.3%     210,000
Aries Master Fund.........................   540,000        3.3%     540,000
Emilio Bassini............................    50,000          *       50,000
Brown Simpson Strategic Growth Fund,
 L.P......................................   190,000        1.2%     190,000
Brown Simpson Strategic Growth Fund,
 Ltd......................................   310,000        1.9%     310,000
Canadian Imperial Holdings, Inc...........   250,000        1.5%     250,000
Curran Partners, L.P......................   100,000          *      100,000
Alvin H. Einbender Trust..................    50,000          *       50,000

                                                                       Number of
                                              Number of                  Shares
                                                Shares     Percent of  Registered
                                             Beneficially  Outstanding  for Sale
        Name of Selling Stockholder            Owned (1)     Shares      Hereby
        ---------------------------          ------------  ----------- ----------
FK Investments, L.P........................     25,000           *       25,000
Joy Henshel................................     10,000           *       10,000
Jerry Heymann..............................     38,000           *       38,000
Malcolm Hoenlein...........................     20,000           *       20,000
Marc L. Hurwitz............................     50,000           *       50,000
Eli Jacobson...............................     20,000           *       20,000
Jays Twelve, LLC...........................    150,000           *      150,000
Michael G. Jesselson 12/18/80 Trust........    150,000           *      150,000
Ronald Kaufman.............................      5,000           *        5,000
Neal Kozodoy...............................     10,000           *       10,000
Larry Miller...............................    125,000           *      125,000
Howard P. Milstein.........................    250,000         1.5%     250,000
Ohr Somayach International.................     20,000           *       20,000
Steven M. Oliveira.........................     50,000           *       50,000
Overdrive Capital Corporation..............     50,000           *       50,000
Pharmaceutical/Medical Technology Fund,
 L.P.......................................    213,000         1.3%     213,000
Radix Associates...........................     50,000           *       50,000
Richard Stone..............................    179,745(2)      1.1%     179,745
Strategic Healthcare Investment Fund Ltd...     37,000           *       37,000
Joseph Telushkin...........................     12,000           *       12,000
Jeffrey Thorp..............................     21,000           *       21,000
Elliot K. Wolk Family Limited Partnership..     50,000           *       50,000
Yad Avraham Institute......................     50,000           *       50,000
Jay Schottenstein..........................    100,000           *      100,000
Edmund & Gloria Dunn J.T.C.................     50,000           *       50,000
Thomas J. Hudak............................     50,000           *       50,000
Penn Footwear Co...........................     50,000           *       50,000
State Capital Partners.....................    250,000         1.5%     250,000
Robert L. Swisher, Jr......................    100,000           *      100,000
Merle Kovtun...............................     12,500           *       12,500
Barbara Wilson Holley and John W. Holley
 co-ttees Barbara Wilson Holley Revocable
 Trust dtd 7/31/96.........................     12,500           *       12,500
James Stramondo............................     35,000           *       35,000
Kieran Nicholson...........................     12,500           *       12,500
Target Therapeutics, Inc...................    681,000         4.2%     681,000
HA Ventures................................     12,500           *       12,500
Morton Seelenfreund........................     25,000           *       25,000
Mark Halper................................     25,000           *       25,000
Alan Spiegel IRA Rollover Account..........      1,000           *        1,000
Michael DiPasquale.........................      5,000           *        5,000
FM Multi-Strategy Investment Fund L.P......     25,000           *       25,000
I. Michael Goodman.........................     15,000           *       15,000
Gross Foundation...........................    100,000           *      100,000
George Karfunkle...........................    100,000           *      100,000
Jeffrey Leiderman..........................     13,000           *       13,000
Harold Levine..............................     12,500           *       12,500
Nathan Low.................................    653,665(3)      4.0%     653,665
First Hand Funds...........................    250,000         1.5%     250,000

                                 Number of Shares  Percent of  Number of Shares
                                   Beneficially    Outstanding  Registered for
  Name of Selling Stockholder       Owned (1)        Shares      Sale Hereby
  ---------------------------    ----------------  ----------- ----------------
Bret Van Leeuwen................       25,000            *           25,000
Stefan Shoup....................       12,500            *           12,500
John Gallagher..................        7,700(4)         *            7,700
Preston Tsao....................       29,360(5)         *           29,360
Paul Scharfer...................      294,472(6)       1.8%         294,472
Marc Seelenfreund...............       58,275(7)         *           58,472
Dwight Miller...................       15,001(8)         *           15,001
Derek Caldwell..................        9,950(9)         *            9,950
Alan Swerdloff..................        8,138(10)        *            8,138
Mart Baily......................        5,000(11)        *            5,000
Gary Shemano....................       10,000(12)        *           10,000
Michael Jacks...................        5,000(13)        *            5,000
                                    ---------                     ---------
TOTAL:..........................    8,604,806                     8,604,806

--------
 * Less than 1%

(1) Beneficial ownership is determined in accordance with the rules and regulations of the Commission and generally includes voting or investment power with respect to securities. Information with respect to beneficial ownership is based on information as of March 10, 1999 and assumes that there is outstanding an aggregate of 16,238,021 shares of common stock (not including treasury shares). No options have been issued to the Selling Stockholders named in this Prospectus. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, the Company believes based on information furnished by the selling stockholders that the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Includes warrants to purchase 75,825 shares of common stock which are currently exercisable or will become exercisable within 60 days of March 10, 1999.

(3) Includes warrants to purchase 361,907 shares of common stock held by the Nathan Low Roth IRA which are currently exerciseable or will become exerciseable within 60 days of March 10, 1999.

(4) Includes warrants to purchase 4,500 shares of common stock which are currently exerciseable or will become exercisable within 60 days of March 10, 1999.

(5) Includes warrants to purchase 29,360 shares of common stock which are currently exerciseable or will become exerciseable within 60 days of March 10, 1999.

(6) Includes warrants to purchase 176,244 shares of common stock which are currently exerciseable or will become exerciseable within 60 days of March 10, 1999.

(7) Includes warrants to purchase 58,275 shares of common stock which are currently exerciseable or will become exerciseable within 60 days of March 10, 1999.

(8) Includes warrants to purchase 9,001 shares of common stock which are currently exerciseable or will become exerciseable within 60 days of March 10, 1999.

(9) Includes warrants to purchase 6,750 shares of common stock which are currently exerciseable or will become exerciseable within 60 days of March 10, 1999.

(10) Includes warrants to purchase 8,138 shares of common stock which are currently exerciseable or will become exerciseable within 60 days of March 10, 1999.

(11) Includes warrants to purchase 5,000 shares of common stock which are currently exerciseable or will become exerciseable within 60 days of March 10, 1999.

(12) Includes warrants to purchase 10,000 shares of common stock which are currently exerciseable or will become exerciseable within 60 days of March 10, 1999.

(13) Includes warrants to purchase 5,000 shares of common stock which are currently exerciseable or will become exerciseable within 60 days of March 10, 1999.

                           PLAN OF DISTRIBUTION

   The selling stockholders may sell the securities in whole or in part, from time to time on the over-the-counter market at prices and on terms prevailing at the time of any such sale. Any such sale may be made in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved. The selling stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the securities in amounts customary for the type of transaction effected. The selling stockholders will also pay all applicable transfer taxes and all fees and disbursements of counsel for the selling stockholders incurred in connection with the sale of shares.

   The selling stockholders have advised us that during such time as the selling stockholders may be engaged in the attempt to sell shares registered under this prospectus, that they will:

  (i) not engage in any stabilization activity in connection with any of the Company's securities;

  (ii) cause to be furnished to each person to whom securities included in this prospectus may be offered, and to each broker-dealer, if any, through whom securities are offered, such copies of this prospectus, as supplemented or amended, as may be required by such person; and

  (iii) not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire the Company's securities other than as permitted under the Exchange Act.

   The selling stockholders, and any other persons who participate in the sale of the shares, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the Securities, may be deemed to be underwriting discounts and commissions under the Securities Act.

   With regard to the securities, we have agreed to maintain the effectiveness of this registration statement until such time as the selling stockholders became eligible to resell the Securities pursuant to Rule 144 of the Securities Act.

   We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and the Exchange Act.

                 INDEMNIFICATION OF OFFICERS AND DIRECTORS

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Our Amended and Restated Certificate of Incorporation and Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, we have entered into Indemnification Agreements with our officers and directors and maintain director and officer liability insurance. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the Commission, such indemnification is against public policy, as stated by the Commission, and is, therefore, unenforceable.

                                 LEGAL MATTERS

   Certain legal matters with respect to the legality of the issuance of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report (Form 10-K) for the year ended December 31, 1998, as set forth in their report, which is incorporated in this prospectus by reference. Our financial statements are incorporated herein by reference in reliance on their report, given on their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act, file Annual and quarterly reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). This filed material can be inspected and copied at regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains our reports, proxy and information statements and other information about us and other companies that file electronically with the Commission.

                   INFORMATION INCORPORATED BY REFERENCE

   The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the Commission will update and supersede that information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

  1. Our Annual Report on Form 10-K for the year ended December 31, 1998.

  2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended.

  3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, as amended.

  4. Our Quarterly Report on Form 10-Q for the quarter ended September 30,
     1998.

  5. The description of our Common Stock set forth in our Registration Statement on Form 8-A filed with the Commission on April 23, 1997, including any amendment thereto or report filed for the purpose of updating such description.

  6. Our Current Report on Form 8-K filed December 24, 1998.

  7. Our Current Report on Form 8-K filed February 2, 1999.

  8. Our Current Report on Form 8-K filed February 11, 1999.

   You can request a copy of any or all of the documents incorporated by reference, other than exhibits to the documents, by writing or telephoning us at the following address: Cardima, Inc., 47266 Benicia Street, Fremont, California 94538, telephone: (510) 354-0300, attention Ronald E. Bourquin, Chief Financial Officer.

                             ADDITIONAL INFORMATION

   This prospectus constitutes a part of a Registration Statement on Form S-3 (referred to, together with all amendments and exhibits, as the "Registration Statement") filed by the Cardima with the Securities and Exchange Commission (the "Commission") under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Cardima and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the costs and expenses payable by Cardima in connection with the sale and distribution of the common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the Selling Stockholders are payable by the Selling Stockholders. All amounts are estimates except the registration fee.

                                                                        Amount
                                                                         to be
                                                                         Paid
                                                                        -------
Registration Fee....................................................... $ 5,430
Legal Fees and Expenses................................................ $10,000
Accounting Fees and Expenses........................................... $ 8,000
Miscellaneous.......................................................... $ 2,000
                                                                        -------
Total.................................................................. $25,430

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article IX of the Registrant's Amended and Restated Certificate of Incorporation and Article VII,
Section 6 of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.

ITEM 16. EXHIBITS

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
         Form of Subscription Agreement by and between the Registrant and
 10.1*   certain investors
 10.2*   Form of Share Purchase Warrant issued to Sunrise Securities, Inc.
         Sales Agency Agreement dated January 21, 1999 by and between the
 10.3*   Registrant and Sunrise Securities, Inc.
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 23.1*   Consent of Ernst & Young LLP Independent Auditors
 23.2*   Consent of Counsel (included in Exhibit 5.1)
 24.1*   Power of Attorney (see page 32)

--------

*  Previously filed.

ITEM 17.  UNDERTAKINGS

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
  1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 21st day of April 1999.

                                          CARDIMA, INC.

                                          By: /s/ Phillip C. Radlick
                                             __________________________________
                                                 Phillip C. Radlick
                                                 President, Chief Executive
                                                 Officer and Director

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----

       /s/ Phillip C. Radlick        President, Chief Executive      April 21, 1999
____________________________________ Officer and Director
       Phillip C. Radlick, Ph.D.     (Principal Executive Officer)

        Ronald E. Bourquin*          Vice President of Finance       April 21, 1999
____________________________________ and Chief Financial Officer
         Ronald E. Bourquin          (Principal Financial and
                                     Accounting Officer)

        Michael J.F. DuCros*         Director                        April 21, 1999
____________________________________
        Michael J.F. DuCros

       Neville J. Jeharajah*         Director                        April 21, 1999
____________________________________
        Neville J. Jeharajah

          Gabriel B. Vegh*           Director                        April 21, 1999
____________________________________
          Gabriel B. Vegh

       Charles P. Waite, Jr*         Director                        April 21, 1999
____________________________________
        Charles P. Waite, Jr

*By    /s/ Philip C. Radlick
  ___________________________

    Philip C. Radlick

    (Attorney-in-fact)

                                 CARDIMA, INC.

                               INDEX TO EXHIBITS

 Exhibit
 Number                           Description of Exhibit
 -------                          ----------------------
         Form of Subscription Agreement by and between the Registrant and certain
 10.1*   investors
 10.2*   Form of Share Purchase Warrant issued to Sunrise Securities, Inc.
         Sales Agency Agreement dated January 21, 1999 by and between the
 10.3*   Registrant and Sunrise Securities, Inc.
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 23.1*   Consent of Ernst & Young LLP, Independent Auditors
 23.2*   Consent of Counsel (included in Exhibit 5.1)
 24.1*   Power of Attorney (see page 32)

--------

*  Previously filed.